
06014869

Reliance
Industries Limited

Regd.Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

July 01, 2006

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	-	June 30, 2006	Continual disclosure, as on **Book Closure date** of the Company for the purpose of declaration of dividend, under **Regulation 8(3)** of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

S Sudhakar
Assistant Vice President
Corporate Secretarial

Encl : a/a

Details of share holding {obtained u/r 8(1) & 8(2) from acquirer(s)} by target company to Stock Exchanges, in terms of Regulation 8(3) of SEBI(Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Target company (Reporting company) — Reliance Industries Limited

Date of reporting — As on June 2, 2006

Name of Stock Exchanges where shares of reporting Company are listed — Bombay Stock Exchange Limited; The National Stock Exchange of India

(I) Information about persons holding more than 15% shares or voting rights (VRs)												
Names of persons holding more than 15% shares or voting rights	Details of Share holding/Voting Rights (in Number and %) of persons mentioned at (I) as informed u/r 8(1) to target company).											
Names	As on March 31, 2006		As on March 31, 2005		Changes if any between (A) & (B)		As on Book Closure date for dividend (for the year 2005-06)		As on Book Closure date for dividend (for the year 2004-05)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NOT APPLICABLE						NIL	NIL	NIL	NIL	NIL	NIL

(II) Promoter(s) or every person having control over a company and also persons acting in concert with him												
Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)											
Names	As on March 31, 2006		As on March 31, 2005		Changes if any between (A) & (B)		As on Book Closure date for dividend (for the year 2005-06)		As on Book Closure date for dividend (for the year 2004-05)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
Promoter(s) or every person having control over a company	NOT APPLICABLE											
- As per Annexure A attached							415922939	29.85	176315078	12.65	23 96 07 861	17.19
Person(s) acting in concert with him												
- As per Annexure B attached							26 82 53 060	19.25	47 53 25 406	34.11	- 20 70 72 346	-14.86
TOTAL -->							**68 41 75 999**	**49.10**	**65 16 40 484**	**46.76**	**3 25 35 515**	**2.33**

For Reliance Industries Limited



S. Sudhakar
Assistant Vice President
Corporate Secretarial

Place : Mumbai
Date : July 01, 2006

Reliance Industries Limited

Disclosure under regulation 8(3)

Sr No	Name	As on Book Closure date for dividend (for the year 2005-06)		As on Book Closure date for dividend (for the year 2004-05)		Changes, if any	
		No of shares	%	No of shares	%	No. of shares	%
		(a)	(b)	(c)	(d)	(a-c)	(b-d)
1	Petroleum Trust (through Trustees for sole beneficiary - M/s Reliance Industrial Investments and Holdings Limited)	10 46 60 154	7.51	10 46 60 154	7.51	0	0.00
2	Eklavya Mercantille Private Limited	6 13 37 013	4.40		0.00	6 13 37 013	4.40
3	Bahar Trading Private Limited	4 33 28 996	3.11		0.00	4 33 28 996	3.11
4	Bhumika Trading Private Limited	4 92 70 182	3.54		0.00	4 92 70 182	3.54
5	Ekansha Enterprise Private Limited	4 98 83 712	3.58		0.00	4 98 83 712	3.58
6	*Anumati Mercantille Private Limited*	4 31 09 368	3.09		0.00	4 31 09 368	3.09
7	Sanatan Textrade Private Limited	3 41 27 009	2.45	84 26 808	0.60	2 57 00 201	1.84
8	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.07	24 88 734	0.18	1 24 87 415	0.90
9	Smt. K.D. Ambani	36 65 227	0.26	36 65 227	0.26	0	0.00
10	Pams Investments and Trading Company Private Limited	31 84 983	0.23	31 84 983	0.23	0	0.00
11	Shri M.D. Ambani	18 07 923	0.13	18 57 923	0.13	- 50 000	0.00
12	Smt. Nita Ambani	16 99 073	0.12	16 99 073	0.12	0	0.00
13	Ms. Isha M. Ambani	16 82 195	0.12	16 82 195	0.12	0	0.00
14	Master Akash M. Ambani	16 81 595	0.12	16 81 595	0.12	0	0.00
15	Rajlaxmi Securities Private Limited	14 52 100	0.10		0.00	14 52 100	0.10
16	*Master Anant M. Ambani*	50 000	0.00		0.00	50 000	0.00
17	Fiery Investments and Leasing Private Limited	1 150	0.00	1 10 75 630	0.79	- 1 10 74 480	-0.79
18	Clarion Investments and Trading Company Private Limited	1 060	0.00	78 61 364	0.56	- 78 60 304	-0.56
19	Hercules Investments Private Limited	1 000	0.00	31 48 647	0.23	- 31 47 647	-0.23
20	Nikhil Investments Company Private Limited	1 000	0.00	50 59 714	0.36	- 50 58 714	-0.36
21	Orson Trading Private Limited	1 000	0.00	67 66 567	0.49	- 67 65 567	-0.49
22	Real Fibres Private Limited	1 000	0.00	42 82 054	0.31	- 42 81 054	-0.31
23	Jagdanand Investments and Trading Company Private Limited	150	0.00	9 56 604	0.07	- 9 56 454	-0.07
24	Jagdishvar Investments and Trading Company Private Limited	100	0.00	10 67 453	0.08	- 10 67 353	-0.08
25	Kankhal Investments and Trading Company Private Limited	100	0.00	5 90 601	0.04	- 5 90 501	-0.04
26	*Kardam Commercials Private Limited*	100	0.00			100	0.00
27	Kedareshwar Investments and Trading Company Private Limited	100	0.00	6 48 303	0.05	- 6 48 203	-0.05
28	Krish Commercials Private Limited	100	0.00		0.00	100	0.00
29	Kshitij Commercials Private Limited	100	0.00		0.00	100	0.00
30	Nityapriya Commercials Private Limited	100	0.00		0.00	100	0.00
31	Priyash Commercials Private Limited	100	0.00		0.00	100	0.00
32	Pusti Commercials Private Limited	100	0.00		0.00	100	0.00
33	Shri A.D. Ambani	N.A.		18 59 271	0.13	- 18 59 271	-0.13
34	Master Jayanmol Ambani	N.A.		16 69 759	0.12	- 16 69 759	-0.12
35	Smt. Tina Ambani	N.A.		16 50 832	0.12	- 16 50 832	-0.12
36	Shri R.H. Ambani	N.A.		2 29 023	0.02	- 2 29 023	-0.02
37	Shri Dattaraj Salgaokar	N.A.		54 070	0.00	- 54 070	0.00
38	Smt. Dipti D. Salgaokar	N.A.		45 056	0.00	- 45 056	0.00
39	Smt. Nina B. Kothari	N.A.		2 326	0.00	- 2 326	0.00
40	Smt. Smita N. Ambani (deceased)	N.A.		1 112	0.00	- 1 112	0.00
	TOTAL -->	**41 59 22 939**	**29.85**	**17 63 15 078**	**12.65**	**23 96 07 861**	**17.19**

Note : Shareholding is as per Register of Members, adjusted for acquisitions / sales as disclosed to the Company.


Reliance Industries Limited
MUMBAI

N.A. = Not Applicable

Reliance Industries Limited

Disclosure under regulation 8(3)

Sr No	Name	As on Book Closure date for dividend (for the year 2006)		As on Book Closure date for dividend (for the year 2005)		Changes, if any	
		No of shares	%	No of shares	%	No. of shares	%
		(a)	(b)	(c)	(d)	(a-c)	(b-d)
1	Reliance Enterprises Limited	4 13 23 683	2.97	3 15 20 000	2.26	98 03 683	0.70
2	Madhuban Merchandise Private Limited	3 42 33 723	2.46	2 43 50 000	1.75	98 83 723	0.71
3	Amur Trading Private Limited	3 30 04 017	2.37	1 65 10 300	1.18	1 64 93 717	1.18
4	Tresta Trading Private Limited	3 29 11 094	2.36	1 65 47 904	1.19	1 63 63 190	1.17
5	Ornate Traders Private Limited	3 22 07 491	2.31	1 95 67 290	1.40	1 26 40 201	0.91
6	Reliance Chemicals Private Limited	3 11 19 999	2.23	1 45 68 372	1.05	1 65 51 627	1.19
7	Reliance Polyolefins Private Limited	3 05 97 462	2.20	1 90 90 909	1.37	1 15 06 553	0.83
8	Lazor Syntex Private Limited	1 40 32 075	1.01	13 49 403	0.10	1 26 82 672	0.91
9	Aavaran Textiles Private Limited	1 32 58 167	0.95	25 12 134	0.18	1 07 46 033	0.77
10	Reliance Aromatics and Petrochemicals Private Limited	29 71 000	0.21	1 60 29 090	1.15	- 1 30 58 090	-0.94
11	Reliance Welfare Association	11 70 734	0.08	11 70 734	0.08		0.00
12	Reliance Energy and Project Development Private Limited	10 29 000	0.07	1 60 29 090	1.15	- 1 50 00 090	-1.08
13	Vita Investment & Trading Company Private Limited	3 08 395	0.02	3 08 395	0.02		0.00
14	Reliance Industrial Infrastructure Limited	86 000	0.01	86 000	0.01		0.00
15	Dainty Investment & Leasings Private Limited	210	0.00	93 75 779	0.67	- 93 75 569	-0.67
16	Jogiya Traders Private Limited	10	0.00	22 89 059	0.16	- 22 89 049	-0.16
17	Aakrosh Investments & Leasing Private Limited	N.A.		10 02 558	0.07	- 10 02 558	-0.07
18	Advitiya Fabrics Private Limited	N.A.		12 41 229	0.09	- 12 41 229	-0.09
19	Akshar Traders Private Limited	N.A.		8 59 535	0.06	- 8 59 535	-0.06
20	Antariksh Commercials Private Limited	N.A.		11 27 463	0.08	- 11 27 463	-0.08
21	Anuchit Traders Private Limited	N.A.		8 62 293	0.06	- 8 62 293	-0.06
22	Anusudha Tradecom Private Limited	N.A.		12 80 291	0.09	- 12 80 291	-0.09
23	Arundhati Traders Private Limited	N.A.		14 48 906	0.10	- 14 48 906	-0.10
24	Ascent Tradecom Private Limited	N.A.		14 70 794	0.11	- 14 70 794	-0.11
25	Avada Trading Company Private Limited	N.A.		16 47 705	0.12	- 16 47 705	-0.12
26	Bloom Trading Private Limited	N.A.		13 66 548	0.10	- 13 66 548	-0.10
27	Capable Commercials Private Limited	N.A.		10 96 737	0.08	- 10 96 737	-0.08
28	Chandragupta Traders Private Limited	N.A.		15 76 492	0.11	- 15 76 492	-0.11
29	Charishma Investments Private Limited	N.A.		8 07 209	0.06	- 8 07 209	-0.06
30	Classic Merchant Bankers Private Limited	N.A.		2 92 265	0.02	- 2 92 265	-0.02
31	Creditable Investments Private Limited	N.A.		10 467	0.00	- 10 467	0.00
32	Cube Investments Private Limited	N.A.		16 08 726	0.12	- 16 08 726	-0.12
33	Dadhichi Texfab Private Limited	N.A.		12 94 511	0.09	- 12 94 511	-0.09
34	Devpriya Mercantile Private Limited	N.A.		17 72 413	0.13	- 17 72 413	-0.13
35	Elite Mercantile Private Limited	N.A.		19 09 543	0.14	- 19 09 543	-0.14
36	Eminent Commercials Private Limited	N.A.		11 34 563	0.08	- 11 34 563	-0.08
37	Esteem Textiles Trading Private Limited	N.A		15 24 267	0.11	- 15 24 267	-0.11
38	Fidelity Shares & Securities Private Limited	N.A.		77 78 835	0.56	- 77 78 835	-0.56
39	Hansdhwani Trading Company Private Limited	N.A.		12 90 565	0.09	- 12 90 565	-0.09
40	Hexagon Trading & Investments Private Limited	N.A.		17 72 649	0.13	- 17 72 649	-0.13
41	Innova Tradecom Private Limited	N.A.		20 01 159	0.14	- 20 01 159	-0.14
42	Kalpavriksha Trading Private Limited	N.A.		16 11 323	0.12	- 16 11 323	-0.12
43	Kanakdhara Traders Private Limited	N.A.		10 18 749	0.07	- 10 18 749	-0.07
44	Kinnari Merchandise Private Limited	N.A.		11 27 081	0.08	- 11 27 081	-0.08
45	Kudrat Investment & Leasing (India) Private Limited	N.A.		32 59 436	0.23	- 32 59 436	-0.23
46	Kunjvan Texfab Private Limited	N.A.		14 04 506	0.10	- 14 04 506	-0.10
47	Lavanya Holdings & Trading Private Limited	N.A.		8 60 263	0.06	- 8 60 263	-0.06
48	Navketan Commercials Private Limited	N.A.		5 50 029	0.04	- 5 50 029	-0.04
49	Neelam Mercantile Private Limited	N.A.		9 60 409	0.07	- 9 60 409	-0.07
50	Nirantar Merchandise Private Limited	N.A.		12 87 263	0.09	- 12 87 263	-0.09
51	Nirupama Traders Private Limited	N.A.		19 36 163	0.14	- 19 36 163	-0.14
52	Ornamental Trading Enterprises Private Limited	N.A.		15 85 463	0.11	- 15 85 463	-0.11
53	Panchtirth Trading Private Limited	N.A.		8 07 483	0.06	- 8 07 483	-0.06
54	Platinum Commercials Private Limited	N.A.		16 07 313	0.12	- 16 07 313	-0.12
55	Prasiddhi Trading Private Limited	N.A.		9 60 663	0.07	- 9 60 663	-0.07
56	Pratik Holdings & Trading Private Limited	N.A.		36 842	0.00	- 36 842	0.00
57	Pratiksha Finance & Leasing Company Private Limited	N.A.		18 69 900	0.13	- 18 69 900	-0.13
58	Radharaman Textiles Trading Private Limited	N.A.		17 93 605	0.13	- 17 93 605	-0.13



N.A. = Not Applicable

Sr No	Name	As on Book Closure date for dividend (for the year 2006)		As on Book Closure date for dividend (for the year 2005)		Changes, if any	
		No of shares	%	No of shares	%	No. of shares	%
		(a)	(b)	(c)	(d)	(a-c)	(b-d)
59	Rajkiran Synthetics Private Limited	N.A.		17 58 234	0.13	- 17 58 234	-0.13
60	Ranjana Traders Private Limited	N.A.		11 69 075	0.08	- 11 69 075	-0.08
61	Rashi Trading Company Private Limited	N.A.		93 40 888	0.67	- 93 40 888	-0.67
62	Rhino Bags Private Limited	N.A.		12 38 812	0.09	- 12 38 812	-0.09
63	Rishiraj Merchandise Private Limited	N.A.		26 57 916	0.19	- 26 57 916	-0.19
64	Riyaz Trading Private Limited	N.A.		74 61 648	0.54	- 74 61 648	-0.54
65	Saumya Finance & Leasing Company Private Limited	N.A.		88 53 357	0.64	- 88 53 357	-0.64
66	Shiny Leasing & Holdings Private Limited	N.A.		10 95 896	0.08	- 10 95 896	-0.08
67	Shital Texturising Private Limited	N.A.		8 57 788	0.06	- 8 57 788	-0.06
68	Shrusti Trading Private Limited	N.A.		14 40 203	0.10	- 14 40 203	-0.10
69	Smruti Mercantile Private Limited	N.A.		17 71 263	0.13	- 17 71 263	-0.13
70	Spellbound Trading Private Limited	N.A.		18 72 868	0.13	- 18 72 868	-0.13
71	Sridivya Trading Private Limited	N.A.		17 85 043	0.13	- 17 85 043	-0.13
72	Sugam Texturising Private Limited	N.A.		6 52 262	0.05	- 6 52 262	-0.05
73	Sumiran Investments Private Limited	N.A.		19 04 535	0.14	- 19 04 535	-0.14
74	Sundale Merchandise Private Limited	N.A.		19 30 903	0.14	- 19 30 903	-0.14
75	Suprabhat Tradecom Private Limited	N.A.		14 47 163	0.10	- 14 47 163	-0.10
76	Swarag Traders Private Limited	N.A.		19 01 444	0.14	- 19 01 444	-0.14
77	Swarna Traders Private Limited	N.A.		17 60 813	0.13	- 17 60 813	-0.13
78	Velocity Trading Private Limited	N.A.		2 46 06 830	1.77	- 2 46 06 830	-1.77
79	Vijeta Commercials Private Limited	N.A.		12 87 300	0.09	- 12 87 300	-0.09
80	Reliance Capital Limited	N.A.		1 64 73 678	1.18	- 1 64 73 678	-1.18
81	Adbhut Trading Company Private Limited	Nil		7 89 464	0.06	- 7 89 464	-0.06
82	Akshya Textiles Trading & Agencies Private Limited	Nil		5 32 746	0.04	- 5 32 746	-0.04
83	Antarang Traders Private Limited	Nil		9 60 609	0.07	- 9 60 609	-0.07
84	Auspicious Investments Private Limited	Nil		1 99 989	0.01	- 1 99 989	-0.01
85	Avron Trading Private Limited	Nil		5 69 364	0.04	- 5 69 364	-0.04
86	Avshesh Mercantile Private Limited	Nil		17 54 813	0.13	- 17 54 813	-0.13
87	Bhagirath Traders Private Limited	Nil		18 06 063	0.13	- 18 06 063	-0.13
88	Bindi Chemicals Agencies & Trading Private Limited	Nil		4 81 504	0.03	- 4 81 504	-0.03
89	Biraaj Textiles Trading Private Limited	Nil		7 84 946	0.06	- 7 84 946	-0.06
90	Chaitanya Commercials Private Limited	Nil		19 30 303	0.14	- 19 30 303	-0.14
91	Chikki Fertilizers Trading & Agencies Private Limited	Nil		5 99 663	0.04	- 5 99 663	-0.04
92	Cyril Traders Private Limited	Nil		12 39 964	0.09	- 12 39 964	-0.09
93	Darshan Securities Private Limited	Nil		8 000	0.00	- 8 000	0.00
94	Deep Mercantile Private Limited	Nil		16 09 163	0.12	- 16 09 163	-0.12
95	Florentine Trading Private Limited	Nil		2 61 15 686	1.87	- 2 61 15 686	-1.87
96	Gaiety Mercantile Private Limited	Nil		19 20 263	0.14	- 19 20 263	-0.14
97	Gaylord Investments & Trading Company Private Limited	Nil		19 28 965	0.14	- 19 28 965	-0.14
98	Guruvas Textiles Private Limited	Nil		12 02 817	0.09	- 12 02 817	-0.09
99	Indra-dham Traders Private Limited	Nil		11 28 033	0.08	- 11 28 033	-0.08
100	Kaveri Commercials Private Limited	Nil		15 31 182	0.11	- 15 31 182	-0.11
101	Khodiyar Trading & Investments Private Limited	Nil		14 40 063	0.10	- 14 40 063	-0.10
102	Lazor Detergents Private Limited	Nil		1 18 400	0.01	- 1 18 400	-0.01
103	Lordwest Investments & Trading Company Private Limited	Nil		2 80 652	0.02	- 2 80 652	-0.02
104	Maxwell Dyes & Chemicals Private Limited	Nil		2 33 900	0.02	- 2 33 900	-0.02
105	Niharika Synthetics Trading Private Limited	Nil		18 60 356	0.13	- 18 60 356	-0.13
106	Orator Trading Enterprises Private Limited	Nil		14 85 696	0.11	- 14 85 696	-0.11
107	Parasakthi Trading Company Private Limited	Nil		18 01 090	0.13	- 18 01 090	-0.13
108	Prolab Synthetics & Detergents Private Limited	Nil		3 12 500	0.02	- 3 12 500	-0.02
109	Proline Investments Private Limited	Nil		1 65 783	0.01	- 1 65 783	-0.01
110	Pururava Traders Private Limited	Nil		23 42 920	0.17	- 23 42 920	-0.17
111	Rajniketan Traders Private Limited	Nil		17 22 214	0.12	- 17 22 214	-0.12
112	Rajtilak Holdings & Trading Private Limited	Nil		32 109	0.00	- 32 109	0.00
113	Reliance Exports Private Limited(Formerly Vimal Fabrics Limited)	Nil		10 87 240	0.08	- 10 87 240	-0.08
114	Revlon Trading Company Private Limited	Nil		13 79 109	0.10	- 13 79 109	-0.10
115	Sameep Trading Private Limited	Nil		1 30 823	0.01	- 1 30 823	-0.01
116	Sanchayita Mercantile Private Limited	Nil		3 42 59 091	2.46	- 3 42 59 091	-2.46
117	Shangrila Investments & Trading Company Private Limited	Nil		21 69 827	0.16	- 21 69 827	-0.16
118	Shruti Traders Private Limited	Nil		6 26 376	0.04	- 6 26 376	-0.04
119	Sihasan Holdings & Trading Private Limited	Nil		6 963	0.00	- 6 963	0.00
120	Silkina Trading Private Limited	Nil		23 36 680	0.17	- 23 36 680	-0.17
121	Silvassa Hydrocarbons and Investments Private Limited	Nil		24 95 328	0.18	- 24 95 328	-0.18
122	Spark Tradecom Private Limited	Nil		12 80 063	0.09	- 12 80 063	-0.09


MUMBAI

N.A. = Not Applicable

Sr No	Name	As on Book Closure date for dividend (for the year 2006)		As on Book Closure date for dividend (for the year 2005)		Changes, if any	
		No of shares	%	No of shares	%	No. of shares	%
		(a)	(b)	(c)	(d)	(a-c)	(b-d)
123	Srenik Traders Private Limited	Nil		15 10 204	0.11	- 15 10 204	-0.11
124	Tejasvi Trading Company Private Limited	Nil		2 30 663	0.02	- 2 30 663	-0.02
125	Unicom Trading Enterprises Private Limited	Nil		13 90 677	0.10	- 13 90 677	-0.10
126	Vanraj Merchandise Private Limited	Nil		16 10 063	0.12	- 16 10 063	-0.12
127	Vasishtha Tradecom Private Limited	Nil		14 32 743	0.10	- 14 32 743	-0.10
128	Vatayan Synthetics Private Limited	Nil		17 31 634	0.12	- 17 31 634	-0.12
129	Vicraze Investments & Trading Company Private Limited	Nil		10 07 468	0.07	- 10 07 468	-0.07
130	Yangste Trading Private Limited	Nil		1 62 30 869	1.16	- 1 62 30 869	-1.16
131	Yashasvi Holdings Private Limited	Nil		93 773	0.01	- 93 773	-0.01
	TOTAL -->	**26 82 53 060**	**19.25**	**47 53 25 406**	**34.11**	**- 20 70 72 346**	**-14.86**

Note : Shareholding is as per Register of Members, adjusted for acquisitions / sales as disclosed to the Company.



N.A. = Not Applicable